

Mail Stop 3561

February 5, 2018

Terence Ho
Chief Executive Officer
Sunburst Acquisitions V, Inc.
Room 2305A, 23/F
World-Wide House, 19 Des Voeux Road
Central, Hong Kong

> **Re:** **Sunburst Acquisitions V, Inc.**
> **Amendment No. 1 to Form 10-12(g)**
> **Filed January 18, 2018**
> **File No. 000-24483**

Dear Mr. Ho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 15. Financial Statements and Exhibits

Audited Consolidated Statements of Operations and Comprehensive Loss, page F-3

1. We note your response to comment 9 and that you moved the line item within operating expenses called loss on sales to a line item within revenues called related parties service fee revenues. Please explain to us in greater detail why you believe classification as contra-revenue is appropriate. Please also describe these transactions within your related party transactions footnote. Refer to ASC 850-10-50-1.

2. We note that you have changed the amount of the line item foreign currency translation (loss) gain for the year ended December 31, 2016 from $262,476 to $523,228. Please explain to us what led to this change and whether there was an error in your previously

issued financial statements that you are correcting. Please further explain to us how you considered disclosures required for a correction of an error in previously issued financial statements. Refer to ASC 250-10-50-7.

Notes to Financial Statements

Note 1. The Company and Principal Business Activities, page F-6

3. We note your response to comment 10 that you have accounted for the acquisition of Success Green as a reverse acquisition. Please explain to us in sufficient detail why you believe this is the appropriate accounting treatment for this transaction. Please also address how you considered that Mr. Ho was the beneficial owner of 27,464,000 shares of the company's common stock and also the sole shareholder of all of the issued share capital of Success Green BVI and why you believe the acquisition did not constitute a combination of entities under common control. Please be detailed on this last point.

Note 9. Related Parties Transactions, page F-13

4. We note your response to comment 12 and your revision to Note 9 to state that you expect the receivable amounts to be repaid in the future. Please further clarify when you expect these receivables to be repaid. If you do not expect these receivables to be repaid with one year, please justify presenting them within current assets as opposed to non-current assets.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products